Mail Stop 4561
      November 8, 2005


Mr. Cai Danmei
Chief Executive Officer
New Taohuayuan Culture Tourism Co., Ltd
1# Dongfeng Road
Xi`an Weiyang Tourism Development District
Xi`an, China  0086-29-86671555

Re:	New Taohuayuan Culture Tourism Co., Ltd
      Amendment No. 2 to Form SB-2
      Filed October 31, 2005
      File No. 333-121187

Dear Mr. Danmei:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please update your financial statements in accordance with Rule
3-
10(g) of Regulation S-B.





Prospectus Cover Page
2. We note your response to comment 3. Please advise us why you are reasonably assured that your application for listing will be approved. Refer to the note to Item 202 of Regulation S-K.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-1
3. We note your response to comment 22. Please provide us with a more detailed analysis as to why the offering of your shares in connection with your merger with Shaanxi New Taohuayuan Culture Tourism Co., Ltd., was not required to be registered under Section 5.
This analysis should include, but not be limited to, any exemptions you relied on in offering the shares and the specific facts that made the exemptions available.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.












      You may contact Josh Forgione, Accountant, at (202) 551-3431 or
Rachel Zablow, Accountant, at (202) 551-3428 if you have questions regarding comments on the financial statements and related matters.
Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,



      Michael E. McTiernan
      Special Counsel

cc:	William T. Hart, Esq. (via facsimile)

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Mr. Danmei
New Taohuayuan Culture Tourism Co., Ltd
November 8, 2005
Page 1